January 4, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: Adam Phippen, Staff Accountant

100 F Street N.E.

Washington, D.C. 20549

Re:	Build-A-Bear Workshop, Inc.
Item 4.02 Form 8-K
Filed November 14, 2007
File No. 1-32320

Dear Mr. Phippen:

This letter sets forth the response of Build-A-Bear Workshop, Inc. (the “Company”) to the comment of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in your letter dated November 27, 2007 regarding the Staff’s review of the Company’s Current Report on Form 8-K filed on November 14, 2007. The Company’s response set forth below includes an introduction that provides additional information regarding our review of the matters addressed in the restatement to allow the staff to better understand the subsequent responses and thereafter corresponds to the comment in the Staff’s letter. For ease of reference, we have divided the comment into various sub-parts and included our response to correspond to each of the various sub-parts.

Introduction

In connection with the Company’s acquisition on April 2, 2006 of The Bear Factory Limited, a stuffed animal retailer in the United Kingdom, and Amsbra Limited (Amsbra), the Company’s former United Kingdom franchisee (collectively, the UK Acquisition), the Company recorded goodwill. In closing the 2007 second quarter, the Company performed an analysis of the push-down accounting for the UK Acquisition. In its 10-Q filed on August 9, 2007, the Company disclosed that it had incorrectly accounted for the forgiveness of a note receivable and related interest due from Amsbra , and had incorrectly calculated foreign currency translation effects for the foreign subsidiaries resulting in understatements of goodwill, accumulated other comprehensive income (AOCI), and an overstatement in accounts payable. The Company corrected the error by recording adjustments to the balance sheet as of June 30, 2007, as included in the Company’s Form 10-Q, filed on August 9, 2007, increasing goodwill by $4.9 million, AOCI by $8.2 million, and reducing accounts payable by $3.3 million. The Company determined that these adjustments were not material in any prior period and no revisions of the December 30, 2006 consolidated balance sheet were made. The impact of the error as of December 30, 2006, would have been to increase goodwill by $4.9 million, AOCI by $6.1 million, and reduce accounts payable by $1.2 million. The correction had no impact on the consolidated statement of operations (including earnings per share) or consolidated statement of cash flows as of December 30, 2006.

Adam Phippen

Securities and Exchange Commission

January 4, 2008

In November 2007, after a further review of the materiality of the misstatements, the Company determined that comprehensive income was materially misstated for the thirteen and twenty-six weeks ended June 30, 2007 and July 1, 2006, as a result of including in comprehensive income for the June 30, 2007 period the cumulative foreign currency translation effects on the subsidiaries’ net assets and intercompany balances since the acquisition. A portion of the translation effects should have been included in comprehensive income in each period since the acquisition. The Company restated comprehensive income for the thirteen and twenty-six weeks ended June 30, 2007 and July 1, 2006 in its fiscal 2007 second quarter Form 10-Q/A, filed on November 14, 2007. The Company revised the December 30, 2006 consolidated balance sheet included in the Company’s Form 10-Q filed on November 8, 2007. The impact of the error as of December 30, 2006 resulted in an increase in goodwill of $4.9 million, an increase in AOCI and comprehensive income of $6.1 million and a reduction in accounts payable of $1.2 million. The errors had no impact to the consolidated balance sheet as of June 30, 2007, the consolidated statement of operations (including earnings per share) for the thirteen and twenty-six weeks ended June 30, 2007, or the consolidated statement of cash flows as of June 30, 2007.

On November 15, 2007, the Company received a letter from the SEC commenting on the Item 4.02 Form 8-K filing dated November 14, 2007. In preparing our response, the Company referred to work papers and analysis completed in the fiscal 2007 second quarter.

On November 27, 2007, the Company received a follow-up letter from the SEC, again commenting on the Item 4.02 Form 8-K filing dated November 14, 2007 and asking for additional information regarding the accounting treatment of the UK Acquisition. Due to company staffing changes and the complexity of accounting for foreign acquisitions and foreign currency translations, the Company performed another detailed review of the push-down accounting and of AOCI in preparing this response to the staff’s comments.

This review included an analysis of the accounting in connection with the restatement filed in our Form 10-Q/A for the quarter ending June 30, 2007 and our original accounting. As a result of this further review, the Company determined that it had made immaterial errors in applying push-down accounting for the UK Acquisition and in calculating currency translation adjustments in the periods including and subsequent to the UK Acquisition. After a thorough evaluation of both the quantitative and qualitative factors related to these errors, the Company has determined that these errors are immaterial to the balance sheet and footnote disclosures in all periods. Our auditors have advised us that they concur with our view. Our audit committee also concurs with our view. The errors had no impact on the consolidated statement of operations (including earnings per share) or consolidated statement of cash flows in any period. These errors are described in additional detail in the following responses and the tables on pages 7-9 provide a quantitative analysis of these errors.

Adam Phippen

Securities and Exchange Commission

January 4, 2008

Form 8-K Filed November 14, 2007

We reviewed your response dated November 21, 2007 to our comment letter dated November 14, 2007. While we recognize that you include a brief description of the facts surrounding your restatement in Form 8-K and that you provide a reference to further disclosures in Form 10-Q/A, we do not believe such disclosures sufficiently describe the nature of the errors, particularly as they relate to the comprehensive income error. As such, please revise Form 8-K to provide a more detailed description of the nature of the restatements, the facts underlying your conclusion and the correction of the errors.

Response:

The Company intends to file a Form 8-K/A amending and restating the Item 4.02(a) disclosure set forth in the initial Form 8-K filed on November 14, 2007. The proposed text of that disclosure is set forth on Exhibit A to this response letter.

Furthermore, please clarify the following items for us: Provide us with a more detailed description of your previous accounting for the note receivable from Amsbra subsequent to the acquisition. In particular, tell us in detail how you treated the note receivable and the related note payable in the subsidiary’s accounts in consolidation, including how you computed foreign currency translation adjustments subject to the restatement.

Response:

Prior to the UK Acquisition, the Company entered into a loan agreement with Amsbra, a franchisee of the Company. The loan agreement provided for a $4.4 million line of credit to Amsbra, which amount could be borrowed at any time through March 31, 2006. Amsbra borrowed the full amount of the line of credit soon after execution of the loan agreement. On April 2, 2006, the Company acquired Amsbra and all of the outstanding shares of The Bear Factory Limited. The total purchase price of the two entities was approximately $41.4 million. Included in the purchase price was the forgiveness of the $4.5 million note receivable from Amsbra, (which by this time included all related accrued interest).

In recording the UK Acquisition, the forgiveness of the note and related interest due was not included in determining the contributed capital for the purpose of applying push-down accounting on the UK subsidiary’s general ledger; the parent improperly reclassified the outstanding balance from note receivable to intercompany receivable. During the consolidation process in periods after the acquisition, the Company incorrectly eliminated the note receivable against the subsidiary’s accounts payable, which included intercompany balances. Had the Company properly applied push-down accounting, the outstanding balance of the note and the related interest that was forgiven would have been included in the subsidiary’s equity and the parent would have reclassified the outstanding balance from note receivable to investment in subsidiary. During consolidation, the equity on the subsidiary’s ledger and the investment on the parent’s ledger would have eliminated completely. This error resulted in the understatement of goodwill and consolidated accounts payable on the opening balance sheet by the amount of the note receivable and accumulated interest due on the note.

Adam Phippen

Securities and Exchange Commission

January 4, 2008

Previously, in consolidation, all balance sheet accounts in the UK subsidiary’s financial statements, except for retained earnings, were translated using the current exchange rate on the balance sheet date. The calculation of the US dollar amount to be eliminated in consolidation considered that the note was included in the subsidiary’s intercompany payables and had been translated at the current exchange rate on the balance sheet date. Thus at December 30, 2006, the balance of the note and the subsequent elimination was approximately $4.9 million, which included the original $4.4 million note, the accrued interest through the date of the UK Acquisition and the impact of the change in exchange rates from the date of the UK Acquisition through December 30, 2006. This error resulted in an understatement of goodwill and accounts payable of $4.9 million at December 30, 2006, as described in footnote 2, ‘Correction to Prior Periods’ in the Company’s Form 10-Q for the thirty-nine weeks ended September 29, 2007.

Additionally, tell us the amount of such translation adjustments for each quarterly period subsequent to the acquisition and the amount of the translation adjustments for each period had you properly accounted for the acquisition.

Response:

As stated above, the impact of the change in currency exchange rates on intercompany balances was included with the subsidiary’s intercompany balances in accounts payable, not in a separate currency translation adjustment account in equity. Additionally, prior to December 30, 2006 (for quarters ended July 1, 2006 and September 30, 2006), while the Company was finalizing the capital structure of its UK subsidiaries, the entire cash portion of the investment was included in the UK subsidiaries’ intercompany payables. Because these amounts were translated at the current exchange rate on the balance sheet date, the cumulative impact of foreign currency translations on the subsidiaries’ net assets and intercompany balances was included in the subsidiaries’ intercompany balances in accounts payable for each period. The translation adjustment on intercompany balances is treated as a component of AOCI because of the long-term-investment nature of the Company’s continued financial support of its UK subsidiaries.

Currently, the Company calculates the currency translation adjustment on intercompany balances as a whole rather than on individual intercompany items. The amount of the cumulative translation adjustment for each period had the Company properly accounted for the acquisition is included in the tables on pages 7-9.

Tell us exactly when you recorded the adjustment to increase goodwill and AOCI and reduce[d] accounts payable. While your response suggests that the entry was recorded to the June 30, 2007 balance sheet, your disclosure on page 7 of Form 10-Q/A suggests that the entry was recorded to the December 30, 2006 balance sheet.

Adam Phippen

Securities and Exchange Commission

January 4, 2008

Response:

The initial adjustment was recorded to the June 30, 2007 balance sheet and reflected in our Form 10-Q for that period. The Company determined that the adjustments were not material in any prior period and no revisions of the December 30, 2006 balance sheet were made at that time.

In November 2007, the Company determined that it had not properly evaluated the materiality of the adjustments to comprehensive income and therefore revised the December 30, 2006 balance sheet and restated comprehensive income for the thirteen and twenty-six weeks ended June 30, 2007 and July 1, 2006. The misstatement of comprehensive income was the result of the Company’s improper accounting for the forgiveness of the note receivable and related interest due from Amsbra and including the cumulative effects of the Company’s incorrect accounting for its currency translation adjustment in comprehensive income for the June 30, 2007 period. A portion of the translation effects should have been included in comprehensive income in each period since the UK Acquisition. The Company’s revised December 30, 2006 balance sheet was included in its Form 10-Q, filed on November 8, 2007. The improper accounting for the forgiveness of the note and related interest resulted in an increase in goodwill and accounts payable of $4.9 million on the December 30, 2006 balance sheet. The incorrect accounting for the currency translation adjustment resulted in an increase in AOCI and comprehensive income and a reduction in accounts payable of $6.1 million on the December 30, 2006 balance sheet. The errors had no impact to the consolidated balance sheet as of June 30, 2007, or the consolidated statement of operations (including earnings per share) or the consolidated statement of cash flows in any period.

Tell us how you arrived at the $6.1 million adjustment to AOCI and why you subsequently reduced comprehensive income by the same amount for both the thirteen and twenty-six weeks ended June 30, 2007 as disclosed in Form 10-Q/A. Likewise, tell us how you computed the adjustments to comprehensive income for the thirteen and twenty-six weeks ended July 1, 2006 as disclosed on page 8 of Form 10-Q/A. Additionally, while we note you disclosed the effect of the restatement on comprehensive income, please also tell us the other side of the journal entries for each period.

Response:

The $6.1 million adjustment to AOCI is the amount necessary to properly state AOCI at December 30, 2006. The restated balance of $5.1 million is the sum of the change in foreign exchange rates from the date of the acquisition on both the opening net assets and the net loss. Comprehensive income for the thirteen and twenty-six weeks ended June 30, 2007 as originally reported in the Form 10-Q, filed on August 9, 2007 included the full impact of this adjustment. When the Company revised its December 30, 2006 balance sheet, the impact was to record a portion of the adjustment in each quarter since the acquisition. Therefore, the amount of comprehensive income in each period changes.

In order to reflect this adjustment to the balance sheet in comprehensive income in the footnote in the Form 10-Q/A, comprehensive income was recalculated as the sum of net income for the period and the change in the currency translation adjustment account balance for that period. For the thirteen weeks ended June 30, 2006, net income was $3.0 million and the change in currency translation adjustment account was $2.3 million, resulting in restated comprehensive income of $5.3 million.

Adam Phippen

Securities and Exchange Commission

January 4, 2008

For the twenty-six weeks ended June 30, 2006, net income was $11.3 million and the change in currency translation adjustment account was $2.3 million, resulting in restated comprehensive income of $13.6 million.

The Company calculates comprehensive income for footnote disclosure based on net income and the change for the period in currency translation adjustment account. There in no comprehensive income account in the general ledger.

Tell us what the $1.2 million adjustment to accounts payable represents and how you arrived at the amount.

Response:

At December 30, 2006, all intercompany balances and the related translation adjustments were included in accounts payable for reporting purposes. Accordingly, adjustments to these items are included in accounts payable. The adjustment to accounts payable was the net of the $4.9 million increase due to improper elimination of the intercompany balances related to the forgiveness of the Amsbra note, and the $6.1 million decrease to reclassify the cumulative effect of the change in currency exchange rates from accounts payable to AOCI.

For each quarterly period since the acquisition, show us the effect of the error on your balance sheets and statements of comprehensive income.

Response:

The tables below provide a quarterly comparison of balance sheet amounts, including goodwill, total assets, accounts payable, total liabilities AOCI, total equity and comprehensive income: (1) “as originally presented” in a periodic filing, (2) “as most recently presented” in a periodic filing, (3) “corrected” and (4) “% Change”. “Corrected” amounts shown in the tables below are based on the correction of errors identified during the Company’s further detailed review of the accounting for the UK Acquisition and the treatment of the cumulative translation adjustment in consolidation described in the introduction to this letter. “% Change” shown in the tables provides a quantification of the corrections in relationship to the applicable balance sheet metric. “% Change” represents the difference between the “corrected” amount and the “as most recently presented” amount or the “as originally presented amount”, whichever is applicable, as a percent of the balance sheet metric.

Specifically, the “% Change” calculations include the following:

•	the change in goodwill as a percent of total assets;

•	the change in total assets as a percent of total assets;

•	the change in accounts payable as a percent of total liabilities;

•	the change in total liabilities as a percent of total liabilities;

•	the change in AOCI as a percent of total equity, and

Adam Phippen

Securities and Exchange Commission

January 4, 2008

•	the change in comprehensive income as a percent of the “as originally presented” or “as most recently presented” comprehensive income, whichever is applicable.

As described following the tables, we have determined that these errors are immaterial and do not require restatement. The correction of prior year amounts will be made to the balance sheet and footnote disclosures prospectively, when they appear in future filings.

2006 Q2
	As originally presented	As most recently presented*	Corrected	% Change
Goodwill	$31,098		$36,198	2.1
Total Assets	242,768	247,364	247,868	0.2
Accounts payable	30,821		33,925	3.2
Total Liabilities	98,214		101,317	3.2
AOCI	(137)		1,859	1.4
Total Equity	144,554		146,551	1.4
Comprehensive income
13 weeks	3,000	5,300	4,900	(7.5)
26 weeks	7,600	13,600	13,200	(2.9)

*	Total assets (as presented in footnote 11, ‘Segment Information’) and comprehensive income (as presented in footnote 8, ‘Comprehensive Income’) for the thirteen and twenty-six weeks ended July 1, 2006 were most recently presented in the Company’s fiscal 2007 second quarter Form 10-Q/A, filed on November 14, 2007.

2006 Q3
	As originally presented	As most recently presented*	Corrected	% Change
Goodwill	$32,409		$37,630	2.1
Total Assets	253,266		258,486	2.1
Accounts payable	35,056		37,321	2.2
Total Liabilities	104,709		106,975	2.2
AOCI	(5)		2,950	2.0
Total Equity	148,557		151,511	2.0
Comprehensive income
13 weeks	2,800	3,600	3,800	5.6
39 weeks	14,100	17,200	17,000	1.2

*	Comprehensive income (as presented in footnote 8, ‘Comprehensive Income’) for the thirteen and thirty-nine weeks ended September 30, 2006 were most recently presented in the Company’s fiscal 2007 third quarter Form 10-Q, filed on November 8, 2007.

Adam Phippen

Securities and Exchange Commission

January 4, 2008

2006 Q4
	As originally presented	As most recently presented*		Corrected	% Change
Goodwill	$36,927	$41,827		$42,327	0.2
Total Assets	299,770	304,670		305,167	0.2
Accounts payable	46,761	45,561		45,980	0.3
Total Liabilities	135,506	134,306		134,725	0.3
AOCI	(997)	5,103		5,182	0.0
Total Equity	164,264	170,364		170,443	0.0
Comprehensive income
52 weeks	30,100	36,200	**	34,700	4.1

*	The revised balance sheet as of December 30, 2006 was most recently presented in the Company’s fiscal 2007 second quarter Form 10-Q/A, filed on November 14, 2007.
**	Calculated by increasing the originally presented comprehensive income by the $6.1 million adjustment to AOCI disclosed in footnote 2, “Restatement”, in the Company’s fiscal 2007 second quarter Form 10-Q/A, filed on November 14, 2007.

2007 Q1
	As originally presented	Corrected	% Change
Goodwill	$36,374	$41,824	1.9
Total Assets	290,492	295,943	1.9
Accounts payable	44,167	42,559	(1.3)
Total Liabilities	123,105	121,496	(1.3)
AOCI	(1,868)	5,191	4.2
Total Equity	167,387	174,447	4.2
Comprehensive income
13 weeks	7,200	8,100	12.5

*	The balance sheet as of March 31, 2007 was most recently presented in the Company’s fiscal 2007 first quarter Form 10-Q filed on May 10, 2007, and has not been revised since the original filing.

Adam Phippen

Securities and Exchange Commission

January 4, 2008

2007 Q2
	As originally presented	As most recently presented*	Corrected	% Change
Goodwill	$42,500		$43,027	0.2
Total Assets	292,660		293,187	0.2
Accounts payable	40,491		40,673	0.2
Total Liabilities	114,227		114,408	0.2
AOCI	6,364		6,713	0.2
Total Equity	178,433		178,779	0.2
Comprehensive income
13 weeks	9,800	2,700	3,100	14.8
26 weeks	17,000	10,900	11,200	2.8

*	Comprehensive income (as presented in footnote 8, ‘Comprehensive Income’) for the thirteen and twenty-six weeks ended June 30, 2007 were most recently presented in the Company’s fiscal 2007 second quarter Form 10-Q/A, filed on November 14, 2007.

2007 Q3
	As originally presented*	Corrected	% Change
Goodwill	$43,068	$43,603	0.2
Total Assets	295,041	295,575	0.2
Accounts payable	35,761	35,939	0.2
Total Liabilities	111,427	111,604	0.2
AOCI	7,447	7,805	0.2
Total Equity	183,614	183,972	0.2
Comprehensive income
13 weeks	4,100	4,100	0.0
39 weeks	15,000	15,300	2.0

*	The balance sheet as of September 29, 2007 was most recently presented in the Company’s fiscal 2007 third quarter Form 10-Q filed on November 8, 2007, and has not been revised since the original filing.

In addition to this quantitative analysis, the Company also analyzed key qualitative factors impacting materiality. The errors had no impact on the consolidated statement of operations (including earnings per share) or consolidated statement of cash flows or other trends; compliance with any regulatory, loan or contractual requirements or management compensation. The errors do not hide a failure to meet analysts’ expectations or conceal any unlawful act. Additionally, subsequent to the restatement presented in the 10-Q/A filed November 14, 2007, the Company’s Director of Investor Relations reported a very low level of interest from both institutional investors and securities analysts regarding the comprehensive income corrections. Although the recently discovered errors change quarterly comprehensive income by more than 5%, we do not believe that our investors’ view of the Company would be changed by these relatively minor changes in our currency translation adjustment. Paragraph 13 of FASB No. 130, ‘Reporting Comprehensive Income’, notes that “…information about the components of comprehensive income often may be more important than the total amount of comprehensive income”.

Adam Phippen

Securities and Exchange Commission

January 4, 2008

Based on these factors as well as the quantitative analysis, the Company has concluded that it is not probable that the judgment of a reasonable person relying on the reports would have been changed or influenced by the correction of the errors. Our auditors have advised us that they concur with our view. Our audit committee also concurs with our view. The errors are immaterial to the financial statements taken as a whole in all periods presented. The correction of prior year amounts will be made to the balance sheet and footnote disclosures prospectively, when they appear in future filings.

We believe the foregoing to be fully responsive to the Staff’s comment. Please direct any additional questions or comments to me at (314) 423-8000. My fax number is (888) 813-5210.

Sincerely,

/s/ Tina Klocke
Tina Klocke
Chief Financial Bear, Treasurer and Secretary

cc:	T. William Alvey, III
Meredith B. Cross, WilmerHale

Attachment

Adam Phippen

Securities and Exchange Commission

January 4, 2008

Exhibit A, page 1

Item 4.02.(a) Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

Explanatory Note. This Item 4.02(a) to Form 8-K/A amends the Current Report on Form 8-K previously filed on November 14, 2007 (the “Initial Form 8-K”) in its entirety to restate the Item 4.02(a) disclosure set forth in the Initial Form 8-K. Except as noted herein, this Form 8-K/A does not reflect events occurring after the date of filing of the Initial Form 8-K or update disclosures in that report affected by subsequent events.

During the 2007 third quarter, Build-A-Bear Workshop, Inc. (the “Company”) determined that it had incorrectly reported depreciation and amortization and purchases of property and equipment, net, in the consolidated statements of cash flows for the twenty-six weeks ended June 30, 2007. The Company determined that the error was the result of an unintentional error in the foreign currency translation of depreciation and amortization amounts for its United Kingdom operations. As a result of the translation error, the amount of depreciation and amortization originally reported attributable to these operations was approximately twice the actual amount that should have been reported. This $1.3 million error resulted in the understatement of cash used in operating activities and the overstatement of cash used in investing activities. The net change in cash and cash equivalents was not impacted. This also resulted in a $1.3 million overstatement of capital expenditures and depreciation and amortization for the retail segment as presented in the segment footnote. This error had no impact on the consolidated balance sheet as of June 30, 2007, the consolidated statement of operations (including earnings per share) for the thirteen and twenty-six weeks ended June 30, 2007 or the net decrease in cash and cash equivalents reported in the consolidated statement of cash flows as of June 30, 2007.

In addition to the error relating to depreciation and amortization for its U.K. operations, the Company determined there was an error in reporting its goodwill, accumulated other comprehensive income and accounts payable, as well as the presentation of comprehensive income in the notes to its financial statements. The Company acquired the Bear Factory Limited, a stuffed animal retailer in the United Kingdom, and Amsbra Limited (“Amsbra”), the Company’s former United Kingdom franchisee, on April 2, 2006. The total purchase price of the two entities was approximately $41.1 million. Included in the purchase price was the forgiveness of a $4.5 million note receivable (and related accrued interest) from Amsbra. In connection with the acquisition, the Company recorded goodwill for the difference between the purchase price and the fair market value of the identifiable tangible and intangible assets acquired/liabilities assumed. However, the Company incorrectly accounted for the forgiveness of the note receivable and related interest due from Amsbra, and incorrectly calculated foreign currency translation effects for the foreign subsidiaries. This resulted in the understatements of goodwill, accumulated other comprehensive income (AOCI), and an overstatement of accounts payable. The Company corrected the error by recording adjustments to the consolidated balance sheet as of June 30, 2007, as included in the Company’s original Form 10-Q for that period, increasing goodwill by $4.9 million, AOCI by $8.2 million, and reducing accounts payable by $3.3 million. At that time, the company determined that these adjustments were not material in any prior period and no revisions of the December 30, 2006 consolidated balance sheet were made. The error had no impact on the consolidated statement of operations (including earnings per share) or consolidated statement of cash flow as of December 30, 2006.

Adam Phippen

Securities and Exchange Commission

January 4, 2008

Exhibit A, page 2

After further review of the materiality of the misstatements, the Company determined that comprehensive income was materially misstated for the thirteen and twenty-six weeks ended June 30, 2007 and July 1, 2006. The Company calculates comprehensive income for footnote disclosure based on net income and the change for the period in the currency translation adjustment account. Comprehensive income in the second quarter of 2007 and 2006 should have been reported as $3.1 million and $11.2 million in the thirteen weeks and twenty-six weeks ended June 30, 2007, respectively and $4.9 million and $13.2 million in the thirteen weeks and twenty-six weeks ended July 1, 2006, respectively. The Company restated comprehensive income for the thirteen and twenty-six weeks ended June 30, 2007 and July 1, 2006 in its Quarterly Report on Form 10-Q/A for the second fiscal quarter ended June 30, 2007. The amounts noted above differ by immaterial amounts from those included in Form 10-Q/A for the second fiscal quarter ended June 30, 2007, and will be corrected in future filings.

The error had no impact on the consolidated statement of operations (including earnings per share) or consolidated statement of cash flows as of December 30, 2006. Based on the above assessments and due to the immaterial impact on the consolidated balance sheet, the Company revised the December 30, 2006 consolidated balance sheet in its Quarterly Report on Form 10-Q for the third fiscal quarter ended September 29, 2007. The impact of the error as of December 30, 2006 resulted in an increase in goodwill of $5.4 million, an increase in accumulated other comprehensive income and comprehensive income of $6.2 million, and a reduction in accounts payable of $0.8 million. The amounts noted above differ by immaterial amounts from those included in previous filings and will be corrected in future filings.

As a result of the error related to depreciation and amortization and the error related to comprehensive income, on November 8, 2007, the Audit Committee of the Company’s Board of Directors, upon the recommendation of management, concluded that the Company’s consolidated statement of cash flows for the twenty-six weeks ended June 30, 2007 and comprehensive income for the thirteen and twenty-six week periods ended June 30, 2007 and July 1, 2006, respectively should no longer be relied upon and would be restated.

There is no change to the net change in cash and cash equivalents in the affected period. The error had no impact to the consolidated statement of operations (including earnings per share) for the thirteen and twenty-six weeks ended June 30, 2007 or the consolidated balance sheet as of June 30, 2007.

The restatement for these matters was included in an amendment to the Company’s Quarterly Report on Form 10-Q/A for the second fiscal quarter ended June 30, 2007, and filed with the Securities and Exchange Commission (the “SEC”) on November 14, 2007 concurrently with the Initial Form 8-K. In that filing, a description of the restatements included therein and a summary presentation of their financial effect was presented in Note 2, Restatements, included in the notes to consolidated financial statements.

Adam Phippen

Securities and Exchange Commission

January 4, 2008

Exhibit A, page 3

In connection with the above determination, the Company re-evaluated the effectiveness of the design and operation of its disclosure controls and procedures as of June 30, 2007. Based on such evaluation, the Company concluded that, as of the end of such period, the Company’s disclosure controls and procedures as of the end of the period were not effective. Management determined that the errors were the result of a material weakness within internal control over financial reporting. The Company has already taken remedial action to address this material weakness.

The Company and the Audit Committee have discussed with KPMG LLP, the Company’s independent registered public accounting firm, the matters disclosed in this Current Report on Form 8-K/A.